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                                   SECURITIES
                             AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of December 2003

                        KOREA ELECTRIC POWER CORPORATION
                 (Translation of registrant's name into English)

              167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F [X]       Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes [ ]             No [X]

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.


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This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).


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December 17, 2003


To Shareholders :


Korea Electric Power Corporation ("KEPCO") will close its shareholders registry from January 1, 2004 through the date of the 43rd annual ordinary general meeting of shareholders. The shareholders who are registered in the KEPCO's shareholders registry as of December 31, 2003 will be entitled to exercise their voting rights at the ordinary general meeting of shareholders and to receive dividends for the fiscal year 2003. The date of the ordinary general meeting of shareholders and the proposed dividend rate will be notified to the shareholders of KEPCO upon the resolution of the Board of Directors' meeting which is scheduled to be held in February, 2004.

The 42nd annual ordinary general meeting of shareholders for the fiscal year 2002 was held on March 21, 2003 and the declared dividend rate was 16% of the par value of KEPCO stock. The dividends for the 2002 fiscal year were paid to the shareholders of KEPCO on April 18, 2003.


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                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            KOREA ELECTRIC POWER CORPORATION

                                            By: /s/ Lee, Hi-Taek
                                            ------------------------------------
                                            Name: Lee, Hi-Taek
                                            Title: Chief Financial Officer

Date: December 17, 2003